# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ten-League International Holdings Ltd, CIK 0001982012
CUSIP: G8763W102
Title of class of securities: Ordinary shares, par value US$0.000025 per share
Address of issuer's principal executive offices: C/O 7 TUAS AVENUE 2,, SINGAPORE, Singapore (U0), 639447
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002087819

## Reporting persons
- Ten-League Corporations Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 23,618,255; shared voting power 0; sole dispositive power 23,618,255; shared dispositive power 0; aggregate amount beneficially owned 23,618,255 (80.32% of the class)
- Jison Lim: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 23,618,255; shared voting power 0; sole dispositive power 23,618,255; shared dispositive power 0; aggregate amount beneficially owned 23,618,255 (80.32% of the class)

## Item 1. Issuer
Name of issuer: Ten-League International Holdings Ltd
Address of issuer's principal executive offices: c/o 7 Tuas Avenue 2, Singapore 639447

## Item 2. Person Filing
Name of person filing:
Ten-League Corporations Pte. Ltd.

Jison Lim
Address of principal business office or, if none, residence:
The address of Ten-League Corporations Pte. Ltd. is c/o 7 Tuas Avenue 2, Singapore 639447

The address of Jison Lim is c/o 7 Tuas Avenue 2, Singapore 639447
Citizenship: Ten-League Corporations Pte. Ltd., a Singapore incorporated company owned as to 99.99% by Mr. Jison Lim, a citizen of the Republic of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 23,618,255 ordinary shares held by Ten-League Corporations Pte. Ltd., a Singapore incorporated company owned as to 99.99% by Mr. Jison Lim.
Percent of class: The calculation of 80.32% is based on (i) the numerator of 23,618,255, and (ii) the denominator of 29,404,342, being the number of the Issuer's ordinary shares issued and outstanding as of September 30, 2025.
Sole power to vote or to direct the vote: See response to Row 5 on each cover page.
Shared power to vote or to direct the vote: See response to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement dated November 14, 2025, by and among the Reporting Persons

## Signatures
- Ten-League Corporations Pte. Ltd.: /s/ Jison Lim, Jison Lim/Director (11/14/2025)
- Jison Lim: /s/ Jison Lim, Jison Lim (11/14/2025)